SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. 11)

USG CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

903293 40 5

(CUSIP Number)

MARC D. HAMBURG

BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

(402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2018

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 2 OF 11 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 43,387,980 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 43,387,980 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,387,980 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.1% (see Item 5)
14	TYPE OF REPORTING PERSON* IN, HC

* See instructions

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 3 OF 11 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,387,980 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,387,980 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,387,980 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.1% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

* See instructions

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 4 OF 11 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) National Indemnity Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,002,016 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,002,016 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,002,016 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.0% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

* See instructions

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 5 OF 11 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Berkshire Hathaway Life Insurance Company of Nebraska
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,035,088 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,035,088 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,035,088 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

* See instructions

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 6 OF 11 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Berkshire Hathaway Assurance Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,894,736 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,894,736 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,894,736 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

* See instructions

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 7 OF 11 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) General Re Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,385,964 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,385,964 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,385,964 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

* See instructions

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 8 OF 11 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) General Reinsurance Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,385,964 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,385,964 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,385,964 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

* See instructions

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 9 OF 11 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) General Re Life Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,385,964 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,385,964 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,385,964 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

* See instructions

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 10 OF 11 PAGES

This Amendment No. 11 to Schedule 13D amends and supplements the information set forth in the Schedule 13D filed by certain of the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on January 31, 2006 (the “13D”), as amended thereafter, with respect to the shares of Common Stock, par value $0.10 per share (“Common Stock”) of USG Corporation (“USG”). Capitalized terms used herein without definition shall have the meaning assigned to such terms in the 13D.

Item 4 is hereby amended to add the following:

As disclosed by USG pursuant to a Current Report on Form 8-K filed on June 11, 2018, on June 10, 2018, USG entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gebr. Knauf and World Cup Acquisition Corporation, a wholly owned subsidiary of Gebr. Knauf (“Merger Sub”). Pursuant to the Merger Agreement, subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into USG, with USG continuing as the surviving entity and a wholly owned subsidiary of Gebr. Knauf (the “Merger”).

Concurrent with the execution of the Merger Agreement, Berkshire entered into a Voting Agreement dated June 10, 2018 with Gebr. Knauf and Merger Sub (the “Voting Agreement”), with respect to the shares of Common Stock beneficially owned by the Reporting Persons on the date of the Voting Agreement (collectively, the “Subject Shares”).

Under the Voting Agreement, Berkshire agreed to take the following actions, among others, during the term of the Voting Agreement, at the meeting of USG’s stockholders called, convened and held for the purpose of obtaining the approval of USG’s stockholders for the adoption of the Merger Agreement (the “Stockholders Meeting”), including any adjournment or postponement thereof, and in any other circumstance in which the Reporting Persons are entitled to vote, consent or give any other approval (including by written consent): (1) with respect to the Merger or the Merger Agreement, to vote (or cause to be voted) all of the Subject Shares then beneficially owned in favor of the adoption of the Merger Agreement and the approval of the Merger and the consummation of all of the transactions contemplated thereby; and (2) to vote (or cause to be voted) all of the Subject Shares then owned against (i) any action or omission that would result in a breach of any representation, warranty, covenant, agreement or other obligation of Berkshire under the Voting Agreement, or (ii) any Acquisition Proposal (as defined therein), whether or not a Superior Proposal (as defined therein).

Under the Voting Agreement, Berkshire granted to Gebr. Knauf and Merger Sub or their respective designee an irrevocable proxy to vote the Subject Shares as provided in the Voting Agreement. The Voting Agreement, including the irrevocable proxies granted thereunder, will terminate upon the earliest to occur of (i) the effective time of the Merger, (ii) the date on which the Merger Agreement is terminated in accordance with its terms, (iii) five business days after delivery of written notice of termination by Berkshire to Gebr. Knauf if after the date of the Voting Agreement any Acquisition Proposal (as defined therein) has been publicly announced or otherwise becomes publicly known, (iv) the date of any material modification, amendment or waiver of or to the Merger Agreement as in effect as of the date of the Voting Agreement, which Berkshire believes has an adverse effect on the consideration payable to stockholders of USG upon consummation of the Merger, (v) September 1, 2019, and (vi) the mutual written agreement of Berkshire, Gebr. Knauf and Merger Sub to terminate the Voting Agreement.

The preceding description of the Voting Agreement does not contain a complete description of such agreement and is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as an exhibit hereto and incorporated by reference.

The Knauf Entities and the Reporting Persons did not enter into an option for the Common Stock of USG which the Reporting Persons previously disclosed on an amendment to this Schedule 13D as having been proposed by Berkshire, and there are no proposals by the Reporting Persons that relate to the transfer of any of the Reporting Persons’ Common Stock, provided that a transfer may occur pursuant to the Merger.

Item 5 is hereby amended as follows:

The percentages of outstanding shares reported in this Amendment No. 11 are based on 139,462,508 shares of Common Stock disclosed as outstanding as of June 7, 2018 as represented by USG in the Merger Agreement.

(a) and (b)

The 43,387,980 shares of Common Stock beneficially owned by the Reporting Persons are subject to the Voting Agreement as described in Item 4 above. As a result of the Voting Agreement, Gebr. Knauf may be deemed to have acquired beneficial ownership of the Subject Shares and may be deemed to have shared power to vote the Subject Shares with respect to the matters set forth in the Voting Agreement. However, Gebr. Knauf is not entitled to any other rights as stockholder of USG as to the Subject Shares. Pursuant to the Schedule 13D Amendment filed by the Knauf Entities on June 11, 2018, the Knauf Entities disclaim such beneficial ownership of the Reporting Persons’ shares of Common Stock.

The Reporting Persons disclaim that they constitute a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) with the Knauf Entities.

(c) Except as set forth herein with respect to the Voting Agreement, there have been no transactions with respect to shares of Common Stock effected during the past 60 days by any of the Reporting Persons.

Item 6 is hereby amended to add the following:

The response to Items 4 and 5 above are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Voting Agreement, dated June 10, 2018, among Gebr. Knauf KG, World Cup Acquisition Corporation, and Berkshire Hathaway Inc.

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 11 OF 11 PAGES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete, and correct.

Dated: June 11, 2018

WARREN E. BUFFETT

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Attorney-In-Fact

BERKSHIRE HATHAWAY INC.

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Senior Vice President

NATIONAL INDEMNITY COMPANY

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Attorney-In-Fact

BERKSHIRE HATHAWAY LIFE INSURANCE COMPANY OF NEBRASKA

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Attorney-In-Fact

BERKSHIRE HATHAWAY ASSURANCE CORPORATION

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Attorney-In-Fact

GENERAL RE CORPORATION

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Attorney-In-Fact

GENERAL REINSURANCE CORPORATION

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Attorney-In-Fact

GENERAL RE LIFE CORPORATION

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Attorney-In-Fact